EXHIBIT 12.1

MGE Energy, Inc.

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2014

(In thousands)

Earnings
Net income	$80,319
Equity earnings	(9,150)
Income distribution from equity investees	7,740
Federal and state income taxes	48,185
Amortization of capitalized interest	527
Fixed charges	21,638
Total Earnings as Defined	$149,259

Fixed Charges
Interest expense on long-term debt and other	$18,975
Interest on rentals*	823
AFUDC - borrowed funds	1,142
Amortization of debt issuance costs	698
Total Fixed Charges	$21,638

Ratio of Earnings to Fixed Charges	6.90X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.